UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

EMERGENT CAPITAL, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

29102N105
(CUSIP Number)

Brett Lawrence Stroock & Stroock & Lavan LLP 180 Maiden Lane New York, NY 10038 212-806-5422
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robert C. Knapp

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
(See Item 2)			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
0 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒
See Item 5

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0 (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ironsides Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
(See Item 2)			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
0 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒
See Item 5

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0 (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ironsides P Fund L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
(See Item 2)			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
0 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒
See Item 5

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0 (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ironsides Partners Special Situations Master Fund II L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
(See Item 2)			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5)

	8	SHARED VOTING POWER
0 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒
See Item 5

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0 (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ironsides Partners Special Situations Master Fund III L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
(See Item 2)			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (See Item 5

	8	SHARED VOTING POWER
0 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER
0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒
See Item 5

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0 (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

This Amendment No. 4 (the “Amendment No. 4”) to Schedule 13D relates to the Schedule 13D filed on August 4, 2017 (the “Original Schedule 13D”, as amended by that Amendment No. 1 to the Schedule 13D filed on August 24, 2017, as further amended by that Amendment No. 2 to the Schedule 13D filed on January 2, 2018, and as further amended by that Amendment No. 3 to the Schedule 13D filed on January 2, 2019, the “Amended Schedule 13D”) by Ironsides Partners LLC (“Ironsides”), Robert C. Knapp, Ironsides P Fund L.P. (“P Fund”), Ironsides Partners Special Situations Master Fund II L.P. (“Master Fund”) and Ironsides Partners Special Situations Master Fund III L.P. (“Fund III”) relating to the common stock, $0.01 par value (the “Common Stock”) of Emergent Capital, Inc. (the “Issuer”).

Capitalized terms used but not defined in this Amendment No. 4 shall have the meanings set forth in the Amended Schedule 13D.

Except as specifically amended by this Amendment No. 4, the Amended Schedule 13D is unchanged.

Item 3.  Source or Amount of Funds or Other Consideration.

Item 3 of the Amended Schedule 13D is hereby amended and supplemented by adding the information below:

“On January 30, 2019, the Reporting Persons acquired $2.0 million in aggregate principal amount of the Issuer’s 8.5% Senior Secured Notes due 2021 (the “8.5% Senior Notes”) for a purchase price of $750 per each $1,000 in principal amount of 8.5% Senior Notes out of the working capital of Fund III pursuant to a Note Purchase Agreement, dated as of January 30, 2019 (the “Note Purchase Agreement”), between Fund III and the Issuer.”

Item 4.  Purpose of Transaction.

Item 4 of the Amended Schedule 13D is hereby amended and restated to read in full as follows:

“The 5.00% Convertible Notes held as of August 4, 2017 and Common Stock Purchase Warrants held as of August 4, 2017 were acquired by the Reporting Persons in connection with the consummation of the Recapitalization Transactions.  The 5.00% Convertible Notes acquired by the Reporting Persons on August 17, 2017, August 18, 2017, August 25, 2017, September 5, 2017 and December 28, 2017 were acquired in open market transactions.  The Reporting Persons still continue to hold $500 in aggregate principal amount of 8.50% Convertible Notes that were not accepted for exchange in the Exchange Offer.  As part of the Recapitalization Transactions, pursuant to the Designation Agreement (as defined below), Mr. Knapp was appointed to the board of directors of the Issuer (the “Board”), effective as of July 28, 2017.

In December 2018, the Issuer authorized the sale and issuance to certain investors of up to $8.5 million principal amount of its Senior Secured Notes to be issued pursuant to the Amended and Restated Indenture, dated as of July 28, 2017 (the “Senior Notes Indenture”), between the Issuer and Wilmington Trust, National Association, as Indenture Trustee, as amended by the First Supplemental Indenture, dated as of January 10, 2018 (the “First Supplemental Indenture”), and the Second Supplemental Indenture, dated as of December 10, 2018 (the “Second Supplemental Indenture”). A copy of the Senior Notes Indenture was filed with the SEC on August 1, 2017 as Exhibit 4.4 to the Issuer’s Current Report on Form 8-K and is incorporated herein by reference.  A copy of the First Supplemental Indenture was filed with the SEC on August 20, 2018 as Exhibit 4.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 and is incorporated herein by reference. A copy of the Second Supplemental Indenture was filed with the SEC on December 14, 2018 as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K and is incorporated herein by reference.

On December 28, 2018, Ironsides entered into a Letter Agreement (the “Commitment Letter”) with the Issuer.  Subject to the terms and conditions in the Commitment Letter, Ironsides, on behalf of the funds and/or clients managed by it, agreed, upon receipt of a written demand by the Issuer, to purchase from the Issuer, on or before January 31, 2019, up to $2.0 million in principal amount of the 8.5% Senior Notes for a purchase price of $750 per each $1,000 in principal amount of 8.5% Senior Notes.  On January 30, 2019, Fund III entered into the Note Purchase Agreement with the Issuer to effectuate the foregoing, subject to the terms and conditions set forth therein.  A copy of the Note Purchase Agreement was filed with the SEC on February 5, 2019 as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K and is incorporated herein by reference.

In addition, subject to the terms and conditions in the Commitment Letter, including compliance with all applicable laws, including securities laws, and internal investment guidelines applicable to Ironsides and the funds and/or clients managed by it, Ironsides, on behalf of the funds and/or clients managed by it, also agreed to attempt to purchase 8.5% Convertible Notes on the open market or in privately negotiated transactions on terms acceptable to Ironsides in its sole and absolute discretion.  If Ironsides and/or the funds and/or clients managed by it does purchase any 8.5% Convertible Notes, Ironsides, on behalf of the funds and/or clients managed by it, agreed that such fund and/or client holding any such 8.5% Convertible Notes will consent to amendments to the indenture governing the 8.5% Convertible Notes that would (a) extend the maturity date of the 8.5% Convertible Notes to match the maturity date of the 5.0% Convertible Notes and (b) permit interest on the 8.5% Convertible Notes to be paid in kind.

The foregoing descriptions of the Commitment Letter and the Note Purchase Agreement and the transactions contemplated therein do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Commitment Letter or the Note Purchase Agreement, as applicable, which are incorporated herein by reference.

Subject to Mr. Knapp’s duties as a member of the Board, depending on various factors, including the Issuer’s financial position and strategic direction, the price levels of the securities of the Issuer, other investment opportunities available to the Reporting Persons, the availability and cost of debt financing, the availability of potential business combination and other strategic transactions, conditions in the capital markets and general economic and industry conditions, the Reporting Persons may, in addition to the transactions contemplated by the Commitment Letter, in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including acquiring or disposing of securities of the Issuer, entering into financial instruments or other agreements which increase or decrease the Reporting Persons’ economic exposure with respect to their investments in the Issuer, engaging in any hedging or similar transactions with respect to such holdings and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.”

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Amended Schedule 13D is hereby amended and supplemented by adding the information below:

“Note Purchase Agreement

The disclosures set forth in Items 3 and 4 of this Amendment No. 4 are incorporated herein by reference.”

Item 7.  Material to Be Filed as Exhibits.

Item 7 of the Amended Schedule 13D is hereby amended and supplemented by adding the information below:

“Exhibit X: Note Purchase Agreement, dated as of January 30, 2019, by and between Ironsides Partners Special Situations Master Fund III L.P. and Emergent Capital, Inc. (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K of the Issuer filed on February 5, 2019).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2019

IRONSIDES PARTNERS LLC

By:	/s/ Robert Knapp
	Name:	Robert Knapp
	Title:	President

Robert C. Knapp

/s/ Robert Knapp

IRONSIDES P FUND L.P.

By:	Ironsides P Fund GP LLC, its General Partner

By:	/s/ Robert Knapp
	Name:	Robert Knapp
	Title:	Manager

IRONSIDES PARTNERS SPECIAL SITUATIONS MASTER FUND II L.P.

By:	Ironsides Partners Special Situations Fund GP LLC, its General Partner

By:	/s/ Robert Knapp
	Name:	Robert Knapp
	Title:	Manager

IRONSIDES PARTNERS SPECIAL SITUATIONS MASTER FUND III L.P.

By:	Ironsides Partners Special Situations Fund III GP LLC, its General Partner

By:	/s/ Robert Knapp
	Name:	Robert Knapp
	Title:	Manager